UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. __)

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

246911101
(CUSIP Number)

Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas – 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Matthew J. Day, Esq.
The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY 10036
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 246911101	Page 2 of 12
1. Name of Reporting Person.
Joshua Schwartz

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. United States of America

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 9,094,500
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 9,094,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,094,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.6%
14. Type of Reporting Person.
IN

Schedule 13D
CUSIP No. 246911101	Page 3 of 12
1. Name of Reporting Person.
Flatbush Watermill, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 9,094,500
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 9,094,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,094,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.6%
14. Type of Reporting Person.
OO

Schedule 13D
CUSIP No. 246911101	Page 4 of 12
1. Name of Reporting Person.
Flatbush Watermill Management, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 9,094,500
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 9,094,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,094,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.6%
14. Type of Reporting Person.
IA

Schedule 13D
CUSIP No. 246911101	Page 5 of 12
1. Name of Reporting Person.
FW2, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 802,500
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 802,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 802,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
1.0%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 246911101	Page 6 of 12
1. Name of Reporting Person.
FW3, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 8,292,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 8,292,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 8,292,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
10.6%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 246911101	Page 7 of 12

ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of dELiA*s, Inc., a corporation formed under the laws of the State of Delaware (“Issuer”).  The address of the Issuer’s principal executive offices is 50 West 23rd Street, New York, NY 10010.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(f).  This Statement is filed by FW2, LP (“FW2”), FW3, LP (“FW3”), Flatbush Watermill, LLC (“Flatbush Watermill”), Flatbush Watermill Management, LLC (“Flatbush Watermill Management”) and Joshua Schwartz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of FW2 and FW3 is a limited partnership organized under the laws of the State Delaware.  The principal business of each of FW2 and FW3 is to seek to make investments with the goal of long-term value creation.

Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2 and FW3.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware and an investment adviser registered under the Investment Advisers Act of 1940, as amended, is the investment adviser of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management.  Flatbush Watermill Management has the power to dispose and vote the securities beneficially owned by each of FW2 and FW3.  Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the securities owned by each of FW2 and FW3.  Unless the context otherwise requires, as used herein, “beneficially owned” (and other forms of such phrase) as used herein shall refer to beneficially ownership as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The business address for each Reporting Person is 1325 Avenue of the Americas – 27th Floor, New York, NY 10019.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 802,500 shares of Common Stock beneficially owned by FW2 was $642,000.  All shares of Common Stock beneficially owned by FW2 were paid for using its working capital.

The aggregate purchase price of the 8,292,000 shares of Common Stock beneficially owned by FW3 was $6,633,600.  All shares of Common Stock beneficially owned by FW3 were paid for using its working capital.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j).  Pursuant to the Securities Purchase Agreement (as defined and further described in Item 6 and incorporated herein by reference), Flatbush Watermill LLC will nominate one person to the Issuer’s Board of Directors.  Flatbush Watermill LLC will continue to have the right to nominate one member of the Issuer’s Board of Directors for so long as it is permitted to do so under NASDAQ Rule 5640.  Commencing when, and for so long as, a Director nominated by Flatbush Watermill LLC is serving on the Board of Directors, Flatbush Watermill LLC agrees to vote all eligible shares of Common Stock or Series B Preferred Stock it beneficially owns for the election of each Director nominated by Valinor Management, LLC (each, a “Valinor Director”) at each meeting of the Issuer’s stockholders at which the election of a Valinor Director is to be considered. Valinor Management, LLC has the right to nominate up to two Directors to the Issuer’s Board of Directors and has nominated Seth Cohen and will nominate an additional person as Valinor Directors.

Schedule 13D
CUSIP No. 246911101	Page 8 of 12

Under the Securities Purchase Agreement, Valinor Management, LLC has also agreed to vote, once at least one of the directors nominated by it is serving on the Issuer’s Board of Directors, all eligible shares of Common Stock or Series B Preferred Stock it beneficially owns for the election of the director nominated by Flatbush Watermill LLC at each meeting of the Issuer at which such election is to be considered.

The Reporting Persons have acquired the Delia’s, Inc. Series B Preferred Stock and Secured Convertible Notes with the belief that the Issuer’s recent managerial changes create the potential to materially improve the Issuer’s competitive position by changing the processes through which it attempts to deliver value to customers.  By utilizing different processes to both understand and address customer value structures, the Reporting Persons believe it is possible to transform the Issuer’s business into a materially more profitable and more durable one than it has been over the previous two decades.  The Reporting Persons further believe that over time, they might be able to contribute valuable ideas and insight to management that could contribute to long-term value creation.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of the shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to beneficially hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of February 28, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:
Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Mr. Schwartz (1)(2)(3)	9,094,500	0	9,094,500	11.6%
Flatbush Watermill (1)(2)(3)	9,094,500	0	9,094,500	11.6%
Flatbush Watermill Management (1)(2)(3)	9,094,500	0	9,094,500	11.6%
FW2 (1)(2)	802,500	0	802,500	1.0%
FW3 (1)(3)	8,292,000	0	8,292,000	10.6%

Schedule 13D
CUSIP No. 246911101	Page 9 of 12

*Based on 69,415,458 shares of Common Stock outstanding as of February 18, 2014, based upon information provided by the Issuer and in accordance with Rule 13d-3(d)(1)(i).

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 802,500 Common shares beneficially owned by FW2.
(3) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 8,292,000 Common shares beneficially owned by FW3.

(c)            On February 18, 2014, FW2 and FW3 purchased pursuant to the Securities Purchase Agreement 6,420 and 66,336 shares of Series B Preferred Stock convertible into 802,500 and 8,292,000 shares of Common Stock, respectively, in a private transaction at $0.80 per share.

(d)            No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)            Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of February 28, 2014 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement was filed as Exhibit 1 to the Initial Statement and is incorporated herein by reference.

FW2 and FW3 have entered into a private placement Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”), relating to the purchase of an aggregate of 72,756 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share and, convertible into the Issuer’s Common Stock at a conversion rate of $0.80 per share based upon the $100 stated value of each share of Series B Convertible Preferred Stock, and an aggregate of $9,724,400 principal amount of the Issuer’s Secured Convertible Notes, which notes, subject to receipt of approval of the Issuer’s shareholders, are mandatorily convertible into shares of Series B Preferred Stock at a conversion rate of $100 of principal amount per share.  The Issuer is obligated to file promptly and to keep effective a registration statement covering the Common Stock underlying the Series B Preferred Stock.  In addition, Flatbush Watermill has demand registration rights relating the underlying Common Stock.  The Securities Purchase Agreement was included as Exhibit No. 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014 and is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed herewith or have been previously filed or incorporated herein by reference:

1.            Joint Filing Agreement.
2.            Securities Purchase Agreement.

Schedule 13D
CUSIP No. 246911101	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 28, 2014

/s/ Joshua Schwartz
Joshua Schwartz

Flatbush Watermill, LLC		Flatbush Watermill Management, LLC

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

FW2, L.P.		FW3, L.P.

By:	Flatbush Watermill, LLC	By:	Flatbush Watermill, LLC
	Its General Partner		Its General Partner

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

Schedule 13D
CUSIP No. 246911101	Page 11 of 12

Exhibit Index

	Exhibit	Location

(1)	Joint Filing Agreement dated as of February 28, 2014 by and among Joshua Schwartz, Flatbush Watermill, LLC, Flatbush Watermill Management, LLC, FW2, L.P. and FW3, L.P.	Page 12

(2)	Securities Purchase Agreement, dated as of February 18, 2014, by and among dELiA*s, Inc. and the investors named therein.	Incorporated by reference to Exhibit No. 10.1 to the dELiA*s, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2014

(The remainder of this page was intentionally left blank)

Schedule 13D
CUSIP No. 246911101	Page 12 of 12

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Stock, $0.001 par value, of dELiA*s, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k) and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:	February 28, 2014

/s/ Joshua Schwartz
Joshua Schwartz

Flatbush Watermill, LLC		Flatbush Watermill Management, LLC

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

FW2, L.P.		FW3, L.P.

By:	Flatbush Watermill, LLC	By:	Flatbush Watermill, LLC
	Its General Partner		Its General Partner

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member